CHINACAST EDUCATION CORPORATION Suite 08, 20/F, One International Financial Centre 1 Harbour View Street Central, Hong Kong

December 23, 2011

Mr. Nicholas Panos
Senior Special Counsel
Securities and Exchange Commission
Office of Mergers & Acquisitions
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549-3628

Re:	ChinaCast Education Corporation
Definitive Additional Materials on Schedule 14A
File No. 001-33771

Dear Mr. Panos:

This letter sets forth ChinaCast Education Corporation’s (the “Company”) response to oral comments provided to the Company’s counsel on December 22, 2011 from the Staff of the Securities Exchange Commission regarding the Company’s Definitive Additional Materials on Schedule 14A.  The Staff comments are repeated below, followed by the response thereto.  Unless otherwise stated, capitalized items used herein shall have the same meaning as in the soliciting materials listed above.

General

1.
Please address in the Company’s proxy supplement the statement made on page 22 of the opinion of the Delaware Court of Chancery that “Because the Proxy Supplement may be misleading, either as to general motivations or specifically regarding any SEC investigation, Plaintiffs have demonstrated the existence of at least a colorable disclosure claim.”

RESPONSE:  The Company has addressed this statement on page 4 of it Proxy Supplement dated December 23, 2011 filed with the Commission.

2.	Please explain the meaning of the statement contained in the Company’s press release dated December 21, 2011 that Mr. Sherwood desires to “control the [ potential sale] process”.

RESPONSE: The Company has explained the meaning of that statement on page 5 of its Proxy Supplement dated December 23, 2011, filed with the Commission.

3.	Please explain the meaning of the statement contained in the Company’s press release dated December 21, 2011 that Mr. Sherwood desires to “further his own goals”.

RESPONSE: The Company has explained the meaning of that statement on page 5 of its Proxy Supplement dated December 23, 2011, filed with the Commission.

4.
Please clarify the “other reasons referred to” in the Company’s press release dated December 21, 2011 as to why Mr. Chan believes that  the Company’s management and the Board’s six nominees can best serve the interest of all of the shareholders and the Company

RESPONSE: The Company has clarified the meaning of that statement on page 5 of its Proxy Supplement dated December 23, 2011, filed with the Commission.

5.	Please explain the meaning of the term “fair evaluation criteria” set forth in the Company’s press release dated December 21, 2011

RESPONSE: The Company has clarified the meaning of that statement on page 5 of its Proxy Supplement dated December 23, 2011, filed with the Commission.

6.	Please supplement the Company’s current proxy statement to provide the information required by Item 4(b) and 5(b) of Schedule 14A and to disclose the existence of the solicitation in opposition.

RESPONSE: The Company has included the information required by Item 4(b) and 5(b) of Schedule 14A in it Definitive Proxy Statement and in its Proxy Supplement dated December 23, 2011 filed with the Commission. Please note that we have not included information with respect to Ned Sherwood who is a current director but the leader of the dissident slate.  The communications between the Company and Mr. Sherwood are limited and strained and effectively he is unavailable to the Company to assist in the Company’s preparation of the Proxy Supplement.  Also, as an aside, Mr. Sherwood has filed proxy materials disclosing much of the required information. The Company has disclosed the existence of a solicitation in opposition on page 6 of its Proxy Supplement dated December 23, 2011, filed with the Commission.

*            *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ron Chan Tze Ngon
Ron Chan Tze Ngon

cc:	Via E-mail
Mitchell S. Nussbaum, Esq.
Angela M. Dowd, Esq.
Ronit Fischer, Esq
Loeb & Loeb LLP